Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy ITC Transaction

Supplemental Facts

Rev. 10.12.12

SUPPORTING FACTS AND INFORMATION:

The capital investment requirements of the U.S. electric industry—and the Entergy utilities—are projected to escalate rapidly over the next two decades.

• Capital requirements are growing due to infrastructure needs; environmental regulatory costs; upgrades and expansion to delivery systems and other demands.

• Estimates are that capital expenditures for the U.S. electric industry could total from $1.5 trillion to 2.0 trillion between 2012 and 2030.

Entergy and ITC Holdings Corp. have proposed one solution to address these challenges and transform the way electricity is delivered in the Entergy region.

• Entergy Corporation and ITC have announced an agreement under which Entergy will spin off and then merge its electric transmission business with ITC.

• The transaction will produce two separate and independent electric utilities serving the region. ITC will own and focus on transmission while Entergy will own and focus on generation and distribution.

• ITC is now the largest independent electric transmission company and following the completion of the transaction, ITC will be one of the largest electric transmission companies in the U.S., with more than 30,000 miles of transmission lines, spanning from the Great Lakes to the Gulf Coast.

• Approximately 750 Entergy employees will transfer to ITC and become the core of ITC’s mid-South workforce; ITC will establish its regional headquarters in Jackson, MS.

• Our region gains a proven new corporate citizen: like Entergy, ITC is committed to corporate philanthropy, sustainability, environmental protection, economic development and community investment.

Note that this document is for the benefit of Entergy employees in explaining the transaction and is not to be distributed. Any printed, written, video or digital presentation or other written public statement or communication about the transaction is subject to strict filing and other requirements under the federal securities laws, and no such presentation or written public statement or communication should be made without the prior approval of Entergy’s Communications Department.

Rev. 10.12.12	01

ITC’s independent and transparent business model instills confidence in wholesale markets, fosters regional planning and aligns with national energy policy objectives.

• As a traditional utility, Entergy provides generation, distribution and transmission services to a wide range of customers. Entergy invests in these businesses to ensure that services are provided in a cost-effective and reliable manner. This structure means, however, that Entergy’s investment capital, as well as its focus and expertise, is divided between its generation, distribution, and transmission businesses.

• In contrast to a traditional utility, an independent transmission company has a singular focus on transmission system performance, planning and operations. With an independent transmission company, there is no competition for capital with generation and distribution businesses. Customers have greater confidence that transmission investment is sufficient to support competitive power markets.

• Because of its independence and singular focus, an independent transmission company is better able to identify and promote inter-regional transmission projects and other transmission investments that require allocation or cooperation between multiple entities. For example, because an independent transmission company does not own a competing generation business, other generation companies are more willing to provide it with access to market sensitive data required for transmission studies and have greater confidence in the results of those studies.

• Having an independent transmission company serve the region aligns with national policy objectives to facilitate investment in regional and inter-regional transmission and increase confidence in competitive electricity markets.

The transaction results in two companies of greater focus and expertise. Each concentrates on critical aspects of delivering safe, affordable and reliable electricity.

• The transaction essentially results in two utility companies that are “specialists.” Entergy and ITC will deliver greater expertise through focus on their particular businesses—just like specialist physicians do in theirs.

• In other markets in which ITC operates, this focus and independence has been proven to deliver industry-leading results. ITC’s expertise is evidenced by top-decile and top-quartile performance in safety and reliability. ITC’s operational excellence has improved performance of every transmission system it has acquired.

• Entergy will focus on generation, distribution and customer service; Entergy’s expertise is evidenced by industry-leading storm restoration records, nuclear plant operating-run records, and recognition for safety, sustainability, environmental care and community service.

• The merging transmission businesses also combine best practices. For example, ITC will integrate best practices from Entergy’s industry-leading storm restoration model as Entergy employees join ITC.

Entergy’s spin/merge of its transmission business enhances the company’s financial strength and flexibility; it improves access to capital for all aspects of electricity production and delivery.

• The proposed spin/merge improves access to capital for the transmission business and focuses financial resources solely on transmission system performance.

Rev. 10.12.12	02

• Entergy’s balance sheet sees an improved cash position and reduced debt levels, facilitating investment in generation and distribution and improving credit quality over time.

• Post-transaction, there are two balance sheets financing the energy infrastructure of the region: ITC’s focused on transmission and Entergy’s on generation and distribution.

• As a transmission-only utility, ITC will specifically focus on the transmission system needs of the region to support efficient infrastructure investment, by improving access to capital for the transmission business. ITC has a higher credit rating, enabling transmission investments at lower costs.

• Since its inception, ITC has invested $2.8 billion in capital expenditures and projects $4.2 billion through 2016.

The Entergy Operating Companies are pursuing proposals to join the Midwest Independent Transmission System Operator (MISO)—a separate but relevant matter.

• The MISO proposal is a separate initiative and involves the long-term operation of electric transmission; MISO would operate the transmission system but would not own it.

• While the MISO and ITC initiatives are separate efforts, together they reshape the transmission grid in our region to provide reliable, affordable energy supply for decades into the future.

• A key condition of the Entergy ITC agreement is that the Entergy Operating Companies are members in an RTO.

The transaction will be seamless for Entergy’s retail customers, who will continue to be customers of Entergy.

• Entergy’s local utility companies will continue to own and operate the distribution and generation assets that serve their customers.

• Entergy’s local utility companies will provide billing and customer service to their customers, just as they do now.

• ITC will adopt best practices from Entergy’s world-class storm restoration practices; the two companies will work seamlessly in the event of outages in the Entergy service area.

The Operating Companies are working to gain the perspective of the company’s regulators and address any issues or concerns they may have.

• Required reviews and approvals include each of Entergy’s local and federal regulators and ITC shareholders.

• Entergy and ITC have been engaging in ongoing discussions with local and federal regulators about the compelling benefits of the transaction to our customers and other stakeholders to ensure we fully understand any issues or concerns they may have.

• We expect to complete filings with regulators in 2012, with transaction closing in 2013.

Rev. 10.12.12	03

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

On September 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Rev. 10.12.12	04